SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of AUGUST 2004
                                          ----------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------


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AMVESCAP PLC
IMMEDIATE RELEASE  4 AUGUST 2004
CONTACT:  ANGELA TULLY TEL: 020 7065 3652



                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

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1. Name of company:             AMVESCAP PLC
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2. Name of scheme:              AMVESCAP SHARE OPTION SCHEME
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3. Period of return:            FROM: 3 FEBRUARY TO 2 AUGUST 2004
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4. Number and class of          70,985,950 ORDINARY SHARES OF 25P EACH
   shares (amount of
   stock/debt security)
   not issued under scheme
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5. Number of shares             0 ORDINARY SHARES OF 25P EACH
   issued/allotted under
   scheme during period
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6. Balance under scheme         70,985,950 ORDINARY SHARES OF 25P EACH
   not yet issued/allotted
   at end of period
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7. Number and class of          71,085,950 ORDINARY SHARES OF 25P EACH
   share(s)(amount of           LISTED ON 2 AUGUST 2001.
   stock/debt securities)
   originally listed and
   the date of admission
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Please confirm total number     810,435,409 ORDINARY SHARES OF 25P EACH.
of shares in issue at the
end of the period in order
for us to update our records
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Contact for queries:            ANGELA TULLY
                                TELEPHONE: 020 7065 3652
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Person making return            ANGELA TULLY - ASSISTANT COMPANY SECRETARY
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
                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  4 August 2004                   By   /s/  ANGELA TULLY
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary